Chicago New York Washington, DC London San Francisco Los Angeles Singapore vedderprice.com
February 8, 2019
Deborah Bielicke Eades Shareholder +1 312 609 7661 deades@vedderprice.com

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Edward P. Bartz, Esq.

Senior Counsel

Re:	Tortoise Essential Assets Income Term Fund (formerly

Tortoise Essential Assets Income 2024 Term Fund, Inc.) (the “Fund”)

Registration Statement on Form N-2

File Nos. 333-217430 and 811-23248

To the Commission:

On behalf of the Fund, this letter is in response to the telephonic comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on February 5, 2019 with respect to Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 filed on January 14, 2019 (the “Registration Statement”) in connection with the registration of the Fund’s common shares. At the request of the staff, we are responding to comments via this correspondence in advance of filing Pre-Effective Amendment No. 3 on or about February 15, 2019. The prospectus contained in Pre-Effective Amendment No. 3 will constitute the preliminary “red herring” prospectus used in the roadshow. Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. All page references refer to the Registration Statement. Set forth below are the staff’s comments and the Fund’s responses. The Fund will file Pre-Effective Amendment No. 3 to the Registration Statement on or about February 15, 2019 to incorporate the content of this correspondence filing.

Prospectus

General

Comment (1)    Please complete all missing information set forth in the staff’s original comment letter dated May 23, 2018.

Response:         Pre-Effective No. 3 will reflect the completion of all information required to be in a preliminary prospectus.

Comment (2)    Please confirm in a supplemental response the situations in which one or more Subsidiaries would be used by the Fund.

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005
Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

U.S. Securities and Exchange Commission

February 8, 2019

Response:        The sole purpose of the Subsidiaries is to hold assets in which the Fund invests that may generate “bad income” for purposes of the Fund’s qualification as a regulated investment company under the Internal Revenue Code. Because each Subsidiary will be taxed as a corporation, the tax character of income generated from assets held by a Subsidiary does not flow through to the Fund. All distributions from a Subsidiary to the Fund will be taxed as qualified dividend income or return of capital.

Comment (3)    Please confirm the term of the Fund.

Response:         The Fund’s term will be twelve (12) years, subject to the ability of the Board to extend the term as described in the Prospectus. Pre-effective Amendment No. 3 will reflect this change.

Fee and Expense Table

Comment (4)    Please complete the Fee and Expense Table and Example.

Response:         The Fee and Expense Table and Example, in the form to be included in Pre-Effective Amendment No. 3, is attached as Exhibit A. Exhibit A also includes the leverage table and seed audit financial statements in the form to be included in Pre-Effective Amendment No. 3.

Comment (5)    Please confirm how expenses of the Subsidiary will be reflected in the fee and expense table.

Response:         There is no certainty that the Fund will form any Subsidiaries. To the extent that one or more Subsidiaries are formed in the future, such entities will be taxed as corporations. Accordingly, all fees and expenses that are directly attributable to the organization and ongoing operation of a Subsidiary are reflected at the Subsidiary level and impact the income and net profit of the Subsidiary, and therefore, the valuation of such entity. Fees and expenses of the Subsidiary do not directly flow through to the fee and expense table of the Fund. To the extent that a Fund incurs various expenses based on Managed Assets, assets attributable to the Subsidiary would be taken into account.

Comment (6)    Please confirm whether tax expenses of the Subsidiary will be reflected in the fee and expense table.

Response:         As set forth in Response (5) above, all expenses of the Subsidiary, including taxes, will reduce the income and net profit of the Subsidiary and do not flow through as expenses of the Fund.

Comment (7)    Please state the costs of leverage through borrowing and the costs of leverage through preferred shares in separate line items.

Response:         The Fund initially intends to engage in leverage solely through borrowings. Accordingly, the reference to preferred shares has been removed and assumptions regarding the amount and cost of leverage are set forth in a footnote to the Fee and Expense Table.

U.S. Securities and Exchange Commission

February 8, 2019

Comment (8)    Footnote 4 references an expense waiver; however, the Registration Statement does not include a description of the waiver arrangement. Please confirm whether there will be a waiver in effect.

Response:         The Fund confirms that the Adviser will waive its investment advisory fee in an amount equal to 0.25% of Managed Assets during the first year of operations.

Comment (9)    Please remove Footnote (3) to the Fee and Expense Table or move it to its previous location in the section captioned “Leverage.”

Response:         The Fund has moved the table based on Managed Assets to the section captioned “Leverage” at page 57, which is attached as Exhibit A.

Statement of Additional Information

Investment Limitations—Fundamental Investment Limitations (Page 1)

Comment (10)    Please revise the concentration policy to clarify that the Fund concentrates in the energy and infrastructure sector rather than sectors.

Response:           Registrant has revised the concentration policy as requested. Attached as Exhibit B is the changed page reflecting the change.

For the information of the staff, Registrant has included in Exhibit B changed pages regarding updates to the investment objective, certain policies and risks. Please direct your questions and/or comments regarding this filing to Deborah Bielicke Eades at (312) 609-7661 or Jacob C. Tiedt at (312) 609-7697.

Very truly yours,

/s/ Deborah Bielicke Eades

Deborah Bielicke Eades

DBE/